UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

ACCELRYS, INC.
(Name of Subject Company (Issuer))

3DS ACQUISITION CORP.
(Offeror)
A Wholly Owned Direct Subsidiary of

DASSAULT SYSTEMES AMERICAS CORP.
(Offeror)
A Wholly Owned Indirect Subsidiary of

DASSAULT SYSTÈMES SA
(Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

00430U103
(CUSIP Number of Class of Securities)

Samia Sellam, Esq.
Dassault Systèmes
10 rue Marcel Dassault, CS 40501
78946 Vélizy-Villacoublay Cedex
France
+ 33 1 61 62 71 94
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Andrew R. Thompson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$762,993,178.02	$98,273.52

(1)
Estimated for purposes of calculating the filing fee only. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Accelrys, Inc. (“Accelrys”), at a price of $12.50 per share, net to the seller in cash, without interest and subject to any required withholding of taxes.  Such shares consist of (i) 55,712,233 shares of common stock of Accelrys that were issued and outstanding as of February 12, 2014; (ii) 6,591,740 shares of common stock of Accelrys potentially issuable upon exercise of outstanding exercisable in-the-money stock options as of February 12, 2014; (iii) up to 1,558,417 shares of common stock of Accelrys subject to outstanding restricted stock units of Accelrys outstanding as of February 12, 2014 that may undergo accelerating vesting and be settled for shares of common stock of Accelrys in connection with the Offer; and (iv) 1,216,181 shares reserved for issuance under Accelrys’ employee stock purchase plans.  The foregoing figures have been provided by Accelrys and are accurate as of February 12, 2014, the most recent practicable date.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2014, issued August 30, 2013, by multiplying the transaction value by 0.00012880.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $98,273.52	Filing Party: Dassault Systèmes SA, Dassault Systemes Americas Corp. and 3DS Acquisition Corp.
Form of Registration No.: Schedule TO	Date Filed: February 13, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) 3DS Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Dassault Systemes Americas Corp., a Delaware corporation (“Parent”) and a wholly owned indirect subsidiary of Dassault Systèmes SA, a French corporation with limited liability (“Dassault Systèmes SA”), (ii) Parent and (iii) Dassault Systèmes SA. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 13, 2014 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Accelrys, Inc., a Delaware corporation, at a price of $12.50 per Share, net to the seller in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) andn (a)(1)(B).

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(O)	Press release issued by Dassault Systèmes SA on February 14, 2014.
(a)(5)(P)	Summary of Terms issued by Dassault Systèmes SA on February 14, 2014.
(a)(5)(Q)	Website material published by Dassault Systèmes SA on February 14, 2014.
(a)(5)(R)	Updated website material published by Dassault Systèmes SA on February 14, 2014.
(a)(5)(S)	Updated website material published by Dassault Systèmes SA on February 14, 2014.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

DASSAULT SYSTÈMES SA

By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Senior Executive Vice President and Chief Financial Officer

DASSAULT SYSTEMES AMERICAS CORP.

By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Assistant Secretary

3DS ACQUISITION CORP.

By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Secretary

[Signature Page to Amendment No. 1 to Schedule TO]

Exhibit Index

Exhibit	Exhibit Name

(a)(5)(O)	Press release issued by Dassault Systèmes SA on February 14, 2014.*
(a)(5)(P)	Summary of Terms issued by Dassault Systèmes SA on February 14, 2014.*
(a)(5)(Q)	Website material published by Dassault Systèmes SA on February 14, 2014.*
(a)(5)(R)	Updated website material published by Dassault Systèmes SA on February 14, 2014.*
(a)(5)(S)	Updated website material published by Dassault Systèmes SA on February 14, 2014.*

* Filed herewith.